Exhibit 4.2

Addendum no. 2 to research and license agreement dated april 8, 2010, as amended on june 25, 2012

This Addendum No. 2 to that certain Research and License Agreement dated April 8, 2010, as amended on June 25, 2012 (the "Agreement"; and this "Addendum" respective) is made and entered into as of this 19th day of March, 2017, by and among Todos Medical Ltd., a company organized and existing under the laws of the State of Israel having its principal offices at 1 Hamada Street, Rehovot, Israel (the “Company”), B.G. Negev Technologies and Applications Ltd. and Mor Research Applications Ltd. (collectively the “Licensors”)

WHEREAS, the Parties wish to amend the Agreement, a copy of which is attached hereto as Exhibit A as more fully detailed in this Addendum;

NOW THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, and intending to be legally bound hereby, the Parties agree as follows:

1.	The preamble to this Addendum and exhibits attached hereto form an integral part hereof.
2.	All capitalized terms herein shall have the meaning ascribed to them in the Agreement, unless otherwise defined herein.
3.	Section 4.1.3 of the Agreement shall be replaced with the following:

"4.1.3 Minimum Royalties. For as long as this Agreement is in force and effect, the Company shall pay the Licensors an annual minimum royalty ("Annual Minimum Royalty") as follows:

for the year 2015: USD 10,000;

for the year 2016: USD 25,000

for the year 2017 and for each full calendar year thereafter that this Agreement is in force and effect: USD 50,000 per year (it being noted that for a partial year a pro-rata payment shall be due as set forth in Section 4.2.3 below).

The Minimum Annual Royalty paid each calendar year as aforesaid shall be reduced by the Running Royalties and Sublicense Consideration paid to Licensors with respect to such specific calendar year."

4.	The Parties agree that notwithstanding the terms of the Agreement including Section 4.1.3 (as replaced pursuant to Section 3 above) and Section 4.2.3, payment of the Annual Minimum Royalty for the years 2015, 2016 and 2017 (in a total amount of USD 85,000 plus applicable VAT) shall be paid by Company to Licensors on the earlier of (i) August 1, 2017; and (ii) within three (3) days following the date on which the Company shall have received an equity investment net proceeds pursuant a financing round of not less than USD 10,000,000.

5.	All other terms of the Agreement shall remain unchanged.

IN WITNESS WHEREOF, the Parties hereto have executed this Addendum on the date first above written.

Todos Medical Ltd.	B.G. Technologies and Applications Ltd.	Mor Research Applications Ltd.